Uni-Fuels Holdings Ltd

15 Beach Road, Beach Centre #05-07

Singapore 189677

+65 6027 1250

February 4, 2026

VIA EDGAR

Attention: Rebekah Reed

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Uni-Fuels Holdings Ltd (the “Company”)
Registration File No. 333-292786
(the “Registration Statement”)
Request for Acceleration of Effective Date

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-3 to be declared effective on February 6, 2026 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.

Very truly yours,

Uni-Fuels Holdings Ltd

By:	/s/ Koh Kuan Hua
Name:	Koh Kuan Hua
Title:	Chief Executive Officer and Director

cc:	Lawrence Venick, Esq.
Loeb & Loeb LLP